U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SEC File Number 333-143215
CUSIP Number 68384X 100

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR

For Period Ended: September 27, 2009

      Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
N/A

Part I - Registrant Information

Full Name of Registrant:  Optex Systems Holdings, Inc.

Former Name if Applicable:  Sustut Exploration, Inc.

Address of Principal Executive Office (Street and Number)

      1420 Presidential Drive

City, State and Zip Code

      Richardson, TX 75081

Part II - Rules 12b-25(b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b) The subject annual report, semi-annual report, or transition report or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form l0-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c) The  accountant's  statement  or  other  exhibit  required  by Rule 2b-25(c) has been attached if applicable.

Part III - Narrative

        State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

Registrant is in the process of completing its responses to various comments from the Commission on its recent Registration Statement on Form S-1, as amended.  Responses to several of those comments will also need to be reflected in similar disclosures made by Registrant in various other filings, including its Form 10-K, which is the subject of this extension.  Therefore, the Company intends to use this extension period in order to provide coordinated disclosure in its related periodic filings in addition to its outstanding Registration Statement.  The Company anticipates filing completed responses and amended documents within the extension period.

Part IV - Other Information

      (1) Name and telephone number of person to contact in regard to this notification

Stanley Hirschman	(972)	644-0472
(Name)	(Area Code)	(Telephone Number)

     (2)     Have all other periodic reports required under Section 13 or 15(d)  of the Securities Exchange Act of 1934 during the preceding l2 months (or for such shorter period that the registrant was required to file such reports) been filed?  If answer is no, identify report(s). ☒ Yes  ☐ No

      (3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?      ☐ Yes  ☒ No

              If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

OPTEX SYSTEMS HOLDINGS, INC.

(Name of Registrant as specified in charter)

has caused  this  notification  to be signed on its  behalf by the undersigned thereunto duly authorized.

Date: December 28, 2009

By /s/ Stanley A. Hirschman
Stanley A. Hirschman,
President

ATTENTION

Intentional  misstatements  or omissions  of fact  constitute  Federal  Criminal Violations (See 18 U.S.C. 1001).